UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 23, 2022

KludeIn I Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39843	85-3187857
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1096 Keeler Avenue

Berkeley, California 94708

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 246-9907

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	INKAU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	INKA	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share, subject to adjustment	INKAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed by KludeIn I Acquisition Corp., a Delaware corporation (the “Company”), the Company entered into an Agreement and Plan of Merger, dated as of May 18, 2022 (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 3, 2022 (the “First Amendment to Merger Agreement”) and as further amended by the Second Amendment to Merger Agreement described herein, and as may be further amended, restated and/or supplemented in accordance with its terms, the “Merger Agreement”), with Paas Merger Sub 1 Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub 1”), Paas Merger Sub 2 LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub 2”), and Near Intelligence Holdings Inc. (“Near”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, immediately prior to the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), (i) Merger Sub 1 will merge with and into Near, with Near surviving the merger as a wholly-owned subsidiary of the Company (the “First Merger”), and (ii) immediately following the First Merger, Near, as the surviving entity of the First Merger, will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”). The Mergers and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transaction”. The Transaction is subject to customary closing conditions, including the approval of the Company’s stockholders and the listing on The Nasdaq Stock Market of the shares to be issued to Near stockholders as merger consideration.

All capitalized terms but not otherwise defined in this Current Report on Form 8-K have the meanings given to them in the Merger Agreement.

Second Amendment to Merger Agreement

On December 23, 2022, the Company and Near entered into that certain Amendment No. 2 to Agreement and Plan of Merger (the “Second Amendment to Merger Agreement”). The Second Amendment to Merger Agreement revises the Merger Agreement to reduce the Company Base Value from $675 million, plus the aggregate amount of proceeds of the Permitted Equity Financing (if any), to $575 million, plus the aggregate amount of proceeds of the Permitted Equity Financing (if any). Additionally, the Second Amendment to Merger Agreement extends the Outside Date from January 11, 2023 to April 11, 2023.

Other than as expressly modified pursuant to the Second Amendment to Merger Agreement, the Merger Agreement, which was initially filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2022, and subsequently amended by the First Amendment to Merger Agreement, filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2022, remains in full force and effect. The foregoing description of the Second Amendment to Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Amendment to Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

First Amendment to Sponsor Voting and Support Agreement

Simultaneously with the execution and delivery of the Merger Agreement on May 18, 2022, the Company and Near entered into a Voting and Support Agreement (the “Sponsor Support Agreement”) with the Company’s sponsor, KludeIn Prime LLC, a Delaware limited liability company (the “Sponsor”). Under the Sponsor Support Agreement, the Sponsor agreed to vote all of the Sponsor’s securities of the Company in favor of the Merger Agreement and the other matters to be submitted to the Company stockholders for approval in connection with the Transaction and the Sponsor agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Transaction, in each case in the manner and subject to the conditions set forth in the Sponsor Support Agreement, and to provide a proxy to Near to vote such securities accordingly. The Sponsor also agreed to waive its anti-dilution rights with respect to the shares of Company Class B common stock (the “Founder Shares”) held by the Sponsor and redemption right with respect to its securities of the Company. The Sponsor Support Agreement prevent transfers of Company securities held by the Sponsor thereto between the date of the Sponsor Support Agreement and the date of Closing, except for certain permitted transfers where the transferee also agrees to comply with the Sponsor Support Agreement.

On December 23, 2022, the Company, Near and the Sponsor entered into Amendment No. 1 to the Sponsor Support Agreement (the “First Sponsor Support Agreement Amendment”). Pursuant to the First Sponsor Support Agreement Amendment, the Sponsor agreed that the Sponsor, upon and subject to the Closing, will forfeit two hundred thirty-seven thousand five hundred (237,500) of its Founder Shares (the “Forfeited Shares”), and that, upon and subject to the Closing, such Forfeited Shares will be surrendered to and cancelled by the Company for no consideration.

Other than as expressly modified pursuant to the First Sponsor Support Agreement Amendment, the Sponsor Support Agreement, which was initially filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 19, 2022, remains in full force and effect. The foregoing description of the First Sponsor Support Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the First Sponsor Support Agreement Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Amendment No. 2 to Agreement and Plan of Merger, dated as of December 23, 2022, by and among KludeIn I Acquisition Corp., Paas Merger Sub 1 Inc., Paas Merger Sub 2 LLC and Near Intelligence Holdings Inc.
10.1	Amendment to Sponsor Support Agreement, dated as of December 23, 2022, by and among KludeIn I Acquisition Corp., Near Intelligence Holdings Inc. and KludeIn Prime LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 27, 2022

KLUDEIN I ACQUISITION CORP.

By:	/s/ Narayan Ramachandran
	Name:	Narayan Ramachandran
	Title:	Chief Executive Officer

3